Free Writing Prospectus
Dated June 21, 2016
Filed pursuant to Rule 433
Registration Number 333-202405

Eagle Bancorp, Inc.

Script for 7/21/16 Earnings Conference Call	Final

Introduction of Call:	Shareholder.com

Disclaimer Statement:	Jim Langmead

Remarks:	Ron Paul

Good morning. This is Jim Langmead, Chief Financial Officer of Eagle Bancorp. Before we begin the presentation, I would like to remind everyone that some of the comments made during this call may be considered forward looking statements. Our Form 10-K for the 2015 fiscal year, our quarterly reports on Form 10-Q and current reports on Form 8-K identify certain factors that could cause the Company’s actual results to differ materially from those projected in any forward looking statements made this morning. The Company does not undertake to update any forward looking statements as a result of new information or future events or developments. Our periodic reports are available from the Company or online on the Company’s website or the SEC website.

I would also like to remind you that while we think that our prospects for continued growth and performance are good, it is our policy not to establish with the markets any earnings, margin or balance sheet guidance.

Now, I would like to introduce Ron Paul, the Chairman & CEO of Eagle Bancorp.

Thank you, Jim.  I’d like to welcome all of you to our earnings call for the 2nd quarter of 2016.    As usual, in addition to Jim Langmead, our Chief Credit Officer Jan Williams is also on the line with us this morning.   Jim and Jan will both be available later in the call for questions.

We are very pleased to announce that our 2nd Quarter earnings were $24.1 million, which is another record level of quarterly net income and represents a 15% increase over earnings for the 2nd Quarter of 2015, and a 4% increase over earnings for the 1st Quarter of 2016. Net Income Available to Common Shareholders was also $24.1 million, a 16% increase over the 2nd Quarter of 2015.  Fully diluted earnings per share were $0.71 for the current quarter, representing a 16% increase from $0.61 in the 2nd Quarter of 2015 and a 4% increase over $0.68 per diluted share for the first quarter of this year.

We are proud to announce that due to our disciplined and consistent management approach, this is the 30th consecutive quarter of record, increasing earnings, going back to the 1st Quarter of 2009.

In the most recent Quarter, we continued to demonstrate balanced, strong performance across all of the key measurement indicators.   We expanded top line revenue, driven primarily by loan growth of 4.8% in the second quarter combined with a continued very strong Net Interest Margin of 4.30%. Non Interest Income was also favorable for the 2nd Quarter as compared to both the 2nd Quarter of 2015 and the 1st Quarter of 2016. Additionally, we realized growth in deposits, continued favorable asset quality, and through disciplined expense control, an improved efficiency ratio of 39.63%. We continue to monitor and adjust all of the dials that are required to consistently produce these balanced, strong results.

The earnings for the 2nd Quarter demonstrate our continuing focus on growing revenue and improving operating leverage. Top line revenue growth was strong, as total revenue increased 12% in second quarter over the same quarter in 2015. The revenue growth was driven primarily by increasing Net Interest Income and also by growth in Non-Interest Income from gains on sale of SBA loans. The increase in revenue was accompanied by only 6%% growth in operating expenses and we thus continued to improve our operating leverage and Efficiency Ratio. The level of 39.63% compares very favorably to 41.70% in the 2nd Quarter of 2015. The Efficiency Ratio for the 2nd Quarter also showed improvement from the 1st Quarter 2016, as top line revenue for the 2nd Quarter increased 4.0% while Non-Interest Expenses increased just 1.0% as compared to the 1st Quarter. We are very proud to note that we are improving the Efficiency Ratio by increasing revenue, not by reducing expenses.

The Net Interest Margin continued to be very strong at 4.30% for the 2nd Quarter. As expected, we saw slight compression from 4.33% for the 2nd Quarter of 2015 and 4.31% in the linked 1st Quarter of 2016.  We were very pleased to maintain the average loan yield at 5.10% for the 2nd Quarter, down only 2 basis points from the 1st Quarter of 2016.    At 4.30%, our margin is significantly better than industry and peer group statistics.

Our total loans outstanding were $5.4 billion at June 30, 2016, a 19% increase over June 30, 2015. We had excellent loan growth during the 2nd Quarter at 4.8% or approximately $248 million.  There was solid growth during the Quarter in Income Producing CRE loans and in C & I loans. We continue to see activity and demand in the Washington metropolitan area, and we have a solid loan pipeline at this time.

Deposit growth was $146 million or about 3% during the 2nd quarter, with total deposits reaching $5.3 billion. The annual deposit growth rate was 11% over June 30, 2015, but has averaged 15% in the first six months of 2016 over 2015. This is a result of working with centers of influence to develop new customers and the efforts of our relationship managers to strengthen existing customer relationships. We continue to emphasize core deposits and actively manage our cost of funds.    DDA deposits increased $157 million during the quarter and account for 31% of total deposits at June 30, 2016.

The Washington metropolitan area is continuing to see steady growth and solid economic activity. The area is experiencing a continuing trend of private sector job growth and has moved well beyond the impact of reduced federal government spending seen in 2013. The region has added over 68,000 net new jobs in the last year and total employment has grown to 3.2 million people. The unemployment rate is just 3.63%, well below the national average, and the area has the 3rd highest concentration of millennials of any market in the country.  The Washington area is the 5th largest regional economy in the country and has the 4th highest rate of growth. The growth is being driven by the by the health care, education and technology sectors, not by the Federal government.  Demand for housing and commercial space varies widely across the multiple sub-markets within the region. At EagleBank, we continually monitor the supply and demand for  commercial real estate by sub-market, and loan type, to manage our exposure and direct new loan production.  This knowledge of the market has been a key factor in our successful underwriting over the years and in maintaining our credit quality, which continues to be a hallmark of EagleBank.

The 2nd Quarter was no exception.   At June 30, 2016, NPA’s as a percentage of Total Assets decreased to 0.39% as compared to 0.42% at March 31, 2016 and 0.44% on June 30, 2015. The current and prior period ratios are very favorable as compared to industry averages and the range of NPA levels we have reported over the last several years. The absolute level of NPA’s decreased by $1.2 million in the 2nd Quarter to $24.5 million.  The bank has consistently taken and still uses an aggressive approach to reviewing individual loans for impairment and accrual status.

The Allowance for Loan Losses was 1.05% of Total Loans at the end of the Quarter, which is in line with the level of the reserve reported since the merger with Virginia Heritage Bank in 2014. I would note that if the  loans acquired from the VHB merger were excluded, the Allowance would be at 1.12%. The increase in the absolute level of the allowance is due to the loan growth in the 2nd Quarter together with consistent application of our allowance methodology.   Net Charge-offs for the 2nd Quarter were 0.15% of average loans, as compared to 0.21% in the 2nd Quarter of 2015, and well within the range of our average charge—off experience over the last several years.   At June 30, 2016 the Coverage Ratio was 264%, and we believe that we are adequately reserved.

As you know from our published reports, we constantly monitor and evaluate the composition of our loan portfolio. We strategically plan and track our levels of C&I, Owner Occupied CRE, Income Producing CRE and ADC loans. We feel very comfortable with our level of CRE lending and we would note that the Bank has steadily reduced our ADC lending over the last several years due to some frothiness in certain sectors of the market.

We know that CRE and ADC exposure has become a hot button within the industry and we  have several thoughts on that topic. One is that all of the guidance in that message from the regulators is just that, guidance, and is consistent with previous communications from the regulatory agencies. The recent communications from the regulators state that if you have concentrations in CRE and ADC lending, which we do, you need to employ disciplined underwriting, need to know and understand each customer and project you are financing, need to perform rigorous stress testing, need to have detailed reporting and enhanced monitoring of the entire portfolio and each loan within the portfolio.  At EagleBank, we are and have been adhering to every piece of that regulatory guidance for many years, so this is nothing new for us.  Our annual average charge-offs from CRE loans over the past 8 years have been only 9 basis points per annum. Which confirms our longstanding disciplined approach; our policies, procedures and practices; and our ability to manage our real estate loan portfolio.

As we have stated many times , our Board is committed to maintaining and building a strong capital base to support the soundness and future growth of the Bank.  We periodically evaluate the potential need for additional capital above and beyond our strong profitability and additions to retained earnings. To that end, last night we announced the launch of an offering of $75 million of holding company subordinated notes. Information regarding the offering is included in the prospectus supplement we filed with the Securities and Exchange Commission last night.

As mentioned earlier, for the 2nd Quarter of 2016, the Efficiency Ratio improved to a very favorable 39.63%, an improvement over 41.70% in the 2nd Quarter of 2015.  The other indicator of efficiency that we track is the percentage of Non Interest Expense to Average Assets. That ratio has improved to 1.83% in the 2nd Quarter of 2016 from 1.91% one year ago. We continue to see improvement in our productivity and operating leverage beyond the results of the cost savings achieved during the Virginia Heritage Bank merger. We continue our prudent management of expenses and ways to improve productivity through use of technology without sacrificing responsiveness and customer service. We continue to monitor our branch network and related occupancy expense.   We remain committed to maintaining a sound infrastructure, which is sufficient to manage daily operations, control risk and fuel the growth of the bank.

Through our ALCO policies and practices, we maintain a very moderate level of interest rate risk. Over the past year we have slightly increased our level of asset sensitivity. We look carefully at the re-pricing risk in our loan portfolio and the securities portfolio. While the weighted average maturity of the loan portfolio is 40 months based on maturities, the pricing duration is only 24 months.  65% of the portfolio consists of variable or adjustable rate loans. That is increased from 61% a year ago and better positions us for rising rates when they come. During the second quarter we again slightly improved our positioning for a rising rate environment by increasing DDA’s and reducing the percentage of Money Market accounts in our deposit mix. The effective duration of the investment portfolio is only 32 months. In an Up 100 basis point interest rate shock modeling, our net interest income increases by 0.9%. Given that the prospects for rising rates become more and more indefinite, the key for us is to remain short on both sides of the balance sheet and maintain a relatively neutral interest rate risk position.

Non-interest Income during the 2nd Quarter was $7.6 million, a 22% increase over the 2nd Quarter of 2015 and also an increase of 20% over the 1st Quarter of 2016.   The increase from the prior year and the prior linked quarter was attributed substantially to higher gains on sale of SBA loans, which were $1.1 million.  Gains on the sale of residential mortgages were down slightly to $2.9 million for the Quarter.  We continue to view SBA loans as an attractive business, but would always recognize that the revenue flows are “lumpy” and will vary from quarter to quarter due to the size and structure of the loans, and the timing of sales.

Our capital position and ratios are very strong as of June 30, 2016 due to the continued additions to retained earnings from our consistent profitability. The return on average assets and the return on average equity have remained in the 1.50% and 12.25% area respectively. The Total Risk Based Capital Ratio was 12.71% at June 30, 2016. That ratio was decreased from 13.75% a year ago due in large part to the redemption of the SBLF preferred stock in December of 2015. The Common Equity Tier 1 Ratio, which we report now under Basel III rules, was 10.74% as of June 30, 2016, as compared to 10.37% a year ago. Also improved is the Tangible Common Equity Ratio, up to 10.88%, due to our continued strong earnings. We expect the Total Risk Based Capital position of the Company to be improved as a result of the subordinated note offering launched last night.

We are very pleased by the results for the 2nd Quarter, and encouraged by the continued strength of the economy in the Washington metropolitan area. Despite our continued growth, we still have only 3% market share which leaves us tremendous opportunity in this dynamic region. We remain focused on the core values of our Relationships F-I-R-S-T strategy, the delivery of superior service, the access to senior management and the commitment to the community that have led to the success of EagleBank.

That concludes my formal remarks. We would be pleased to take any questions at this time.